UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

CW PETROLEUM CORP

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325

KATY, TEXAS 77494

(Full mailing address of principal executive offices)

(281) 817-8099

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Semiannual Report on Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section titled “Note Regarding Forward-Looking Statements” and elsewhere in this Semiannual Report on Form 1-SA.

Overview

CW Petroleum Corp was incorporated in the State of Texas on April 29, 2005, and began operations in 2011. On April 14, 2018, CW Petroleum Corp was incorporated in the State of Wyoming. On April 15, 2018, the Texas corporation became a wholly owned subsidiary of the Company through a share exchange. CW Petroleum Corp (Wyoming) is a holding company and, through our wholly owned subsidiary, CW Petroleum Corp supplies and distributes biodiesel, biodiesel blends, renewable gasoline, and 92 octane reformulated no-ethanol gasoline to distributors, convenience stores, marinas, and end-users.

CW Petroleum Corp (Wyoming) is a holding company and has no operations. The purpose of forming the holding company was to limit our corporate liability, create streamlined management, maintain ownership over our sole subsidiary, and establish an organizational structure to facilitate the potential acquisition of other businesses in our industry or complementary to our industry.

We are a wholesale distributor of non-branded, blended and non-blended diesel fuel and gasoline. Our business primarily involves sending a tank wagon or truck to a fuel rack at the regional fuel terminal that we believe is offering the best price to us on that day. Our tanker loads the fuel at the rack, blends it at a blending station, if necessary, pays the terminal the daily rack price and delivers the fuel to our customers. Our customers include independent fuel retailers (i.e., those not affiliated with the major national and international oil companies like Shell USA, Inc.), independent and chain convenience stores (such as 7-11, Inc. stores) that also sell gasoline and diesel fuel, marinas that sell diesel and gasoline to power boat owners and fuel distributors that deliver to their own customers. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel.

Effects of the Russian Invasion of Ukraine

In response to Russia’s military action in Ukraine in 2022, the U.S., E.U., U.K. and many other countries have imposed broad economic and trade sanctions. The scope of these sanctions has evolved at pace and continues to do so across various jurisdictions including restrictions on dealing with designated individuals and entities; restrictions on the Russian financial sector; blocking economic activity in the Luhansk and Donetsk regions of Ukraine; and imposing export controls limiting the export of a wide range of goods and technical assistance to Russia. In 2022, President Biden issued an Executive Order prohibiting the importation into the U.S. of crude oil, liquefied natural gas and various other hydrocarbon products of Russian origin; new investment in the Russian energy sector by U.S. persons; and designated certain participatory actions by U.S. persons or persons within the U.S. in transactions which are prohibited.

In response, Russia has implemented new counter-sanctions including restrictions on the divestment from Russian assets by foreign investors and a temporary prohibition on registrars and depositories from making payment of dividends and interest on Russian securities in favor of foreign investors. Further details including confirmation of the precise terms or application of these counter-sanctions are not yet known.

Aside from the increase in prices of refined diesel and gasoline that we use for our operations, that we inventory and that we distribute to our customers, which increase is a direct or indirect consequence of this conflict, our operations have no direct or indirect exposure to Russia, Belarus or Ukraine. In addition, we have no direct or indirect reliance on goods or services sourced from Russia or Ukraine or any business relationships, connections to or assets in Russia, Belarus or Ukraine. The continuation of, and the failure to diplomatically resolve, the ongoing hostilities is expected to have a disruptive effect on the petroleum industry in the United States. We anticipate that the war is likely to continue to keep prices for refined products at current or higher levels and may disrupt our supply if the inventory of petroleum products in the United States tightens more than it has as of the date of this Semi-Annual Report on Form 1-SA. Any increase in prices and/or our inability to fill customer orders will have an adverse, and perhaps material adverse, effect on our business, financial condition and results of operations.

Effects of Ongoing Military Operations in Iran

On February 28, 2026, United States and Israeli forces commenced military operations against Iran. As part of these operations, Iran disrupted the flow of ships through the Start of Hormuz, and the U.S. imposed a military blockade on Iranian ports.

In June 2026, the U.S. and Iran signed a memorandum of understanding (“MOU”) to implement a cease-fire; however, in July 2026, military operations began anew after Iran targeted several commercial ships in the Strait of Hormuz.

The continuation of, and the failure to diplomatically resolve, the ongoing hostilities is expected to have a disruptive effect on the petroleum industry in the United States. We anticipate that the war is likely to continue to keep prices for refined products at current or higher levels and may disrupt our supply if the inventory of petroleum products in the United States tightens more than it has as of the date of this Semi-Annual Report on Form 1-SA. Any increase in prices and/or our inability to fill customer orders will have an adverse, and perhaps material adverse, effect on our business, financial condition and results of operations.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

The prices paid to our fuel suppliers for wholesale diesel and gasoline as well as the additives we use to blend certain gasolines (which affects our cost of sales) are highly correlated to the price of crude oil. The crude oil commodity markets are highly volatile, and the market prices of crude oil, and, correspondingly, the market prices of wholesale diesel and gasoline, experience significant and rapid fluctuations. For all gallons sold to our customers, we receive a per-gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes, and a fixed rate per gallon of fuel. The remaining gallons are priced based primarily on variable market-based cent-per-gallon priced contracts.

A majority of our total gallons purchased are subject to discounts for prompt payment and other rebates and incentives from our suppliers for a majority of the gallons of fuel purchased by us, which are recorded within cost of sales. Prompt payment discounts are based on a percentage of the purchase price of the fuel. The dollar value of these discounts increases and decreases corresponding to motor fuel prices. Therefore, in periods of lower wholesale diesel and gasoline prices, our gross profit is negatively affected, and, in periods of higher wholesale prices, our gross profit is positively affected (as it relates to these discounts).

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for the six months ended June 30, 2026 and 2025, respectively. We have derived this data from our unaudited interim consolidated financial statements included elsewhere in this Form 1-SA.

Results of Operations for the Six Months Ended June 30, 2026 and 2025

Our revenue for the six months ended June 30, 2026 was $2,474,014, a 33.7% decrease from the prior six months ended June 30, 2025 revenue of $3,731,062. We recognized $0 in bonuses or rebates in the six months ended June 30, 2026, as compared to $0 in the six months ended June 30, 2025.

Cost of revenue amounted to $2,003,469 for the six months ended June 30, 2026, a 31.3% decrease from the prior six months ended June 30, 2025 total of $2,916,948. The decrease in the cost of revenue was primarily contributed by the 35.8% decrease in sales.

Our gross margin on total cost of revenue amounted to approximately $470,545 in the six months ended June 30, 2026, a 3% decrease from the prior six months ended June 30, 2025 total of approximately $814,114. The decrease in gross margin was primarily contributed by a 35.8% decrease in sales.

For the six months ended June 30, 2026, we incurred a net loss of $121,061, a $122,774 decrease compared to the six months ended June 30, 2025 net loss of $1,713, primarily due to a 6% decrease in gross margin.

We experienced a net loss of $121,061 and had loss before interest, taxes, depreciation and amortization (“EBITDA”) of $45,867 for the six months ended June 30, 2026. EBITDA is a non-GAAP financial measure. We believe presenting EBITDA provides useful information to investors in assessing our financial condition and results of operations. However, EBITDA should not be considered as an alternative to net income/loss or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. Additionally, because EBITDA may be defined differently by other companies in our industry, our definitions may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance our operations and to service our debt. Our ability to meet our debt service obligations and other capital requirements, including capital expenditure, will depend on our future operating performance, which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will, from time to time, consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower-than-anticipated sales, increased expenses, acquisitions, or other events may cause us to seek additional debt or equity financing in future periods.

On June 30, 2026, our cash balance was $74,187, compared to $256,209 as of December 31, 2025. Our net working capital has decreased by approximately $74,000 during the six-month period.

Cash Flows

Cash used in operations for the six months ended June 30, 2026, amounted to $129,430, a $150,936 decrease from the six months ended June 30, 2025, when the total generated from operations was $21,506. This decrease resulted primarily from a decrease in accounts receivable of $118,470.

During the six months ended June 30, 2026, cash used in investing activities was $0, a decrease of $6,216 from the six months ended June 30, 2025, when $6,216 was used to purchase fixed assets.

Cash used in financing activities for the six months ended June 30, 2026, was $52,592, resulting from total debt repayments on installment notes for transportation equipment. Cash used in financing activities for the six months ended June 30, 2025 was $30,610, resulting from total debt payments of $70,610 on installment notes for transportation equipment, net of $40,000 proceeds from a short-term loan from a related party.

Trends

Our only trend information relates to oil prices. We have a limited capacity for inventory storage and containment facilities, which limited our ability to generate more revenue. Therefore, increases and decreases in revenue are primarily attributable to the price of gasoline, diesel fuel, and crude oil.

Seasonality Effects on Volumes

Our business is subject to seasonality due to our business being located in a geographic area that is affected by seasonal weather and temperature trends and associated changes in retail customer activity during different seasons. Historically, sales volumes have been highest in the second and third quarters (during the summer months) and lowest during the winter months in the first and fourth quarters.

Impact of Inflation

Inflation affects our financial performance by increasing certain of our operating expenses and cost of goods sold. Operating expenses include labor costs, leases, and general and administrative expenses. While our business benefits from higher terms discounts as a result of higher fuel costs, inflation could negatively impact our operating expenses. Although we have historically been able to pass on increased costs through price increases, we cannot be sure we will be able to do so in the future. We also believe that inflation will increase market interest rates that will have a negative impact on our ability to obtain funding at prior lower interest rates and may tighten credit standards, which may make it more difficult for a company of our size and financial position to obtain a loan at favorable interest rates or at all.

Critical Accounting Policies

We prepare our financial statements in conformity with GAAP. Preparing these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. See Note 1 to the financial statements for a summary of our significant accounting policies.

Critical accounting policies are those we believe are most important to the portrayal of our financial condition and results and require our most difficult, subjective, or complex judgments, often because we must estimate the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We believe the following policies are most critical to understanding the judgments involved in preparing our financial statements.

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. We utilize a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can reduce our inventory valuation, which could adversely affect our results of operations in the period in which we make the adjustment. Historically, these adjustments have not significantly impacted our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs, and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier, and contemporaneously resells the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (the “FASB”) or other standard-setting bodies and adopted by the Company as of the specified effective date or possibly early adopted, where permitted. Unless otherwise discussed, the impact of recently issued standards that are not yet effective is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, obligations under any guarantee contracts, or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

CW PETROLEUM CORP

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

	June 30,2026	December, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$74,187	$256,209
Accounts receivable, net	127,143	25,331
Inventory	24,660	35,399
Other current assets	8,300	8,300
Total current assets	234,290	325,239
Property and equipment, net	173,072	222,875
Other assets	50,465	46,671
Total assets	$457,827	$594,785
LIABILITES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$95,447	$58,754
Short term notes payable – related party	26,700	267,000
Current maturities of long-term debt	52,313	105,511
Total current liabilities	414,760	431,265
Deferred tax liability	9,551	9,551
Long-term debt, net	204,131	203,523
Total liabilities	$628,442	$644,339
Shareholders’ equity
Preferred stock –1,000,000 shares authorized, 1,000,000 and 1,000,000 issued and outstanding as of June 30, 2026 and December 31, 2025, respectively with a par value of $.0001 per share	100	100
Common stock – 600,000,000 shares authorized, $0.0001 par value 23,045,898 and 23,045,898 issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	2,305	2,305
Additional paid-in capital	1,775,319	1,775,319
Accumulated deficit	(1,948,339)	(1,827,278)
Total shareholders’ equity	(170,615)	(49,554)
Total liabilities and shareholders’ equity	$457,827	$594,785

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2026 and 2025

	Three Months Ended		Six Months Ended
	30-Jun-26	30-Jun-25	30-Jun-26	30-Jun-25
Operations
Revenue
Fuel sales	$1,374,016	$2,141,319	$2,474,014	$3,731,062
Total revenue	1,374,016	2,141,319	2,474,014	3,731,062
Cost of revenue
Cost of fuel sold	1,035,304	1,517,006	1,916,885	2,735,062
Freight	7,650	79,398	29,029	122,748
Transport costs	30,555	30,639	57,555	59,139
Total cost of revenue	1,073,509	1,627,042	2,003,469	2,916,948
Operating income(loss)	300,507	514,277	470,545	814,114
Operating expenses	289,485	430,282	567,110	782,853
Earnings (loss) from operations	11,022	83,995	(96,565)	31,261
Interest expense	(12,008)	(14,862)	(24,496)	(29,548)
Income (loss) before income taxes	(987)	69,133	(121,061)	1,713

Income tax provision (recovery)
Current	-	-	-	-
Deferred	-	-	-	-
Total income tax provision (recovery)	-	-	-	-
Net (loss) income	(987)	69,133	(121,061)	1,713

Earnings Per Share
Weighted average shares outstanding	23,045,898	22,445,898	23,045,898	22,445,898
Basic and fully diluted earnings (loss) per share	$(0.00)	$0.00	$(0.01)	$0.00

F-3

CW PETROLEUM CORP

Consolidated Statement of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2026 and 2025

Six Months Ended June 30, 2026

	Common Stock		Preferred Stock		Paid-In	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance December 31, 2025	23,045,898	2,305	1,000,000	100	1,775,319	(1,827,278)	(49,554)
Net income for six months ended June 30, 2026	-	-	-	-	-	(1,21,061)	(121,061)
Balance June 30, 2026	23,045,898	2,305	1,000,000	100	1,775,319	(1,948,339)	(170,615)

Six Months Ended June 30, 2025

	Common Stock		Preferred Stock		Paid-In	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance December 31, 2024	22,445,898	2,245	1,000,000	100	1,765,209	(1,669,612)	97,941
Net income for six months ended June 30, 2025	-	-	-	-	-	1,713	1,713
Balance June 30, 2025	22,445,898	2,245	1,000,000	100	1,765,209	(1,667,899)	99,654

F-4

CW PETROLEUM CORP

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2026 and 2025

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(121,061)	$1,713
Adjustments to reconcile net income to net cash:
Depreciation expenses	49,803	60,933
Changes in
Accounts receivable, net	(101,812)	16,658
Other current assets	-	-
Inventory	10,739	(35,835)
Accounts payable and accrued expenses	36,695	(18,170)
Other Assets	(3,794)	(3,794)
NET CASH (USED IN) PROVIDED BY OPERATIONS	(129,430)	21,506
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of fixed assets	-	-
NET CASH USED IN INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on debt	(52,592)	(70,610)
Proceeds from short term notes payable – related party	-	40,000
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(30,610)	(30,610)
Change in cash and cash equivalents	(182,022)	(9,104)
Beginning of year	256,209	241,850
End of year	$74,187	$232,746
Supplemental disclosures
Cash paid for income taxes	$-	$-
Cash paid for interest	$13,904	$9,440
NON-CASH TRANSACTIONS
PPE acquired with debt	$-	$-

F-5

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CW Petroleum Corp (“CW” or the “Company”) was incorporated in the State of Texas in 2005 and supplies biodiesel, biodiesel blends, ultra-low sulfur diesel, and gasoline blends to distributors and end users. It reincorporated in Wyoming in April 2018.

The transaction in which CW became a Wyoming C corporation has been accounted for similarly to a recapitalization for financial reporting purposes. The accompanying financial statements have been prepared as if the transaction had occurred on the first day of the first period included in the financial statements, and all operating data represents an ongoing continuation of the Company’s operations.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CW Fuel Transport Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and other assumptions believed to be reasonable, the results of which form the basis for judgments about the carrying values of assets and liabilities.

Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts, and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value. There were no cash equivalents as of June 30, 2026 or December 31, 2025.

Accounts Receivable and Allowance for Credit Loss

CW performs ongoing credit evaluations of our customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customers’ credit information. We extend credit on an unsecured basis to most of our customers. We deem accounts receivable past due based on contractual terms agreed to with our customers. Although we analyze customers’ payment history and creditworthiness, we cannot predict with certainty whether the customers to whom we extend credit will be able to remit payments on time, or at all. Because we extend credit on an unsecured basis to most of our customers, any accounts receivable we do not collect may ultimately need to be written off. CW continuously monitors collections and payments from our customers and maintains a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers, and any specific customer collection issues that we have identified.

F-6

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can reduce our inventory valuation, which could adversely affect our results of operations in the period in which we make the adjustment. Historically, these adjustments have not significantly impacted our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs, and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, which are all five years.

Costs of major additions and improvements are capitalized, while expenditures for maintenance and repairs that do not extend the asset’s life are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. We review long-lived assets held and used by us for impairment based on market factors and operational considerations whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk, and are the primary obligor in the sales arrangement. Based on this evaluation, adoption does not have a material impact on our financial position, results of operations, or cash flows.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We had no potentially dilutive securities at June 30, 2026 or June 30, 2025.

Note 2 - Accounts Receivable

CW has accounts receivable of $127,143 and $25,331 net of an allowance for bad debt of $0 and $0, as of June 30, 2026, and December 31, 2025, respectively. The allowance for doubtful accounts is estimated based on historical trends.

F-7

Note 3 – Inventories

Inventories as of June 30, 2026 and December 31, 2025 consist of the following:

	(Unaudited)
Description	June 30, 2026	December 31, 2025
Trailer Fuel Inventory	$24,660	$35,399
Total	$24,660	$35,399

Tank heel inventory represents the cost of fuel maintained in trailers for distribution.

Note 4 - Property and Equipment

The amount of property and equipment as of June 30, 2026 and December 31, 2025, consisted of the following:

	(Unaudited)
Description	June 30, 2026	December 31, 2025
Furniture, fixtures and equipment	$18,397	$18,397
Transportation equipment	1,411,364	1,411,364
Total property cost	$1,429,761	$1,429,761
Accumulated depreciation	(1,256,689)	(1,206,886)
Property and equipment, net	$173,072	$222,875

For the six months ended June 30, 2026 and 2025, CW recorded depreciation expenses of $49,803 and $60,933, respectively.

NOTE 5 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 9.76% to 10.02% per annum and averaged 9.59% per annum as of June 30, 2026, and December 31, 2025, respectively. The terms of these notes range from 60 to 72 months. The remaining terms range from 3 to 48 months as of June 30, 2026. During the six months ended June 30, 2026 and 2025, CW made repayments of $52,592 and $70,610, respectively.

As of June 30, 2026, the aggregate annual maturities of debt are as follows:

	Current	Long-Term
2026	$52,313	$
2027			90,080
2028			65,415
2029			42,514
2030			6,122
Total	$52,313		$204,131

F-8

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

Note 6 – Related Party Transactions

Short-term notes payable include $267,000 and $267,000 as of June 30, 2026 and December 31, 2025, respectively, of loans from related parties. The note payable is due on demand and has an annual interest rate of 8%. Interest expense of $10,592 and $21,342 was accrued for the six months ended June 30, 2026 and December 31, 2025, respectively.

Note 7 – Segment Information

Management has determined that the Company has one operating segment and therefore one reportable segment. The Company’s chief operating decision maker, its Chief Executive Officer, reviews fuel distribution operations and financial performance at a consolidated level. The CODM uses net income to allocate resources (including labor, technology and capital resources) for the single segment to make decisions regarding budget, new customer acceptance, entering new geographic markets, vendor negotiation, marketing decisions, pursuing new business ventures, and driving the Company’s mission. All of the Company’s sales are derived in the United States of America.

Operating results include costs or expenses directly attributable to the segment, and costs or expenses that are leveraged across the whole company group.

	As of June 30,
	2026	2025
Segment gross sales	2,474,014	3,731,062
Less:
Cost of fuel sold	1,916,885	2,735,062
Freight	29,029	122,748
Transport Cost	57,555	59,139
Payroll and contract labor compensation	59,147	55,587
Auto and truck expense	13,022	25,405
Depreciation Expense	49,803	60,933
Marketing and advertising	13,932	32,619
Segment income from operations	334,641	639,569
Reconciliation:
General and administrative	353,554	434,328
Legal & Professional Fees	6,148	11,769
Location Expense	67,801	94,481
Interest Expense	24,496	29,548
Other cost	3,703	67,730
Net income /(loss)before tax	(121,061)	1,713

F-9

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

Note 8 – Shareholders’ Equity

On July 15, 2025, the Company filed Articles of Amendment with the Wyoming Secretary of State (the “7/15/25 Amendment”). Pursuant to the 7/15/25 Amendment, the total number of authorized shares of Common Stock of the Company was decreased from 300,000,000 to 150,000,000 shares.

On November 18, 2025, the Company issued 600,000 shares to two directors to compensate for their service under the Company’s incentive plan. The shares are granted and vested immediately at a total value of $10,700 based on a stock market price of $0.01695 per share on the grant date.

On March 3, 2026, the Company filed Articles of Amendment with the Wyoming Secretary of State (the “3/3/26 Amendment”). Pursuant to the 3/3/26 Amendment, the total number of authorized shares of Common Stock of the Company was increased from 150,000,000 to 600,000,000 shares.

Note 9 – Subsequent Events

Subsequent events have been evaluated through August 31, 2026, the date these financial statements were available to be released, and no other events requiring disclosure were noted.

F-10

Item 4. Exhibits

Index to Exhibits

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed or Furnished Herewith

2.1	Articles of Incorporation	1-A	024-11446	2.1	2/9/21
2.2	Amendment to Articles of Incorporation	1-A	024-11446	2.2	2/9/21
2.3	Amendment to Articles of Incorporation Filed June 13, 2022	S-1/A	333-265369	3.3	8/2/22
2.4	Amendment to Articles of Incorporation Filed June 28, 2022	S-1/A	333-265369	3.4	8/2/22
2.5	Amendment to Articles of Incorporation Filed July 26, 2022	S-1/A	333-265369	3.5	8/2/22
2.6	Amendment to Articles of Incorporation Filed August 16, 2022	S-1/A	333-265369	3.6	8/25/22
2.7	Amendment to Articles of Incorporation Filed December 6, 2022	S-1/A	333-265369	3.7	12/16/22
2.8	Amendment to Articles of Incorporation Dated December 6, 2022	S-1/A	333-265369	3.8	12/16/22
2.9	Amendment to Articles of Incorporation Dated July 16, 2025	1-U	24R-00176	2.1	8/8/25
2.10	Amendment to Articles of Incorporation Dated March 3, 2026	1-U	24R-00176	2.1	3/4/26
2.11	By-Laws	1-A POS	024-10846	3.2	9/30/19
2.12	Certificate of Designation for Series A Preferred Stock	1-K	24R-00176	2.4	4/29/22
2.13	Certificate of Designation for Series A Preferred Stock	1-U	24R-00176	2.1	5/27/25
2.14	Wyoming Articles of Exchange	S-1/A	333-265369	3.8	8/2/22
2.15	Texas Articles of Exchange	S-1/A	333-265369	3.9	8/2/22
3.1	Specimen Stock Certificate of CW Petroleum Corp’s Common Stock	S-1/A	333-265369	4.1	8/2/22
3.2	Form of Warrant Agent Agreement	S-1/A	333-265369	4.2	8/25/22
3.3	Form of Representative’s Warrant	S-1/A	333-265369	1.1	12/16/22	-
3.4	Form of Warrant Agreement #1	S-1/A	333-265369	4.4	8/25/22
3.5	Form of Warrant Agreement #2	S-1/A	333-265369	4.5	8/25/22
3.6	2021 Stock Incentive Plan	1-K	24R-00176	99.1	4/29/22
4.1	Subscription Agreement	1-A	024-11446	4.1	2/9/21
6.1	Form of Lock-up Agreement	S-1/A	333-265369	1.1	12/16/22	-
6.2	Consulting Agreement Dated September 1, 2019 with Greg Roda	S-1	333-265369	10.2	6/2/22
6.3±	Employment Agreement with Christopher Williams	S-1/A	333-265369	10.3	8/2/22
6.4±	Amendment No. 1 to Employment Agreement with Christopher Williams	S-1/A	333-265369	10.4	8/2/22
6.5±	Non-Competition, Non-Solicitation and Confidentiality Agreement with Christopher Williams	S-1/A	333-265369	10.5	8/2/22
6.6±	Employment Agreement with Graham Williams	S-1/A	333-265369	10.6	8/2/22
6.7±	Amendment No. 1 to Employment Agreement with Graham Williams	S-1/A	333-265369	10.7	8/2/22
6.8	Non-Competition, Non-Solicitation and Confidentiality Agreement with Graham Williams	S-1/A	333-265369	10.8	8/2/22
6.9	Exchange Agreement with Christopher Williams	S-1/A	333-265369	10.9	8/2/22
6.10	2023 Stock Incentive Plan	1-U	024-11446	6.1	5/17/23
6.11	Share Exchange Agreement dated October 21, 2024 with Christopher Williams	1-U	024-11446	10.1	10/21/24
6.12	Share Exchange Agreement dated July 2, 2026 with Christopher Williams	1-U	024-11446	10.1	7/6/26
6.13	Share Exchange Agreement dated July 24, 2026 with Christopher Williams	1-U	024-11446	10.1	7/28/26
6.14	Share Exchange Agreement dated August 6, 2026 with Christopher Williams	1-U	024-11446	10.1	8/10/26

±	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW Petroleum Corp

Date: August 31, 2026	By:	/s/ Christopher Williams
Christopher Williams, Chief Executive Officer and President (Principal Executive Officer and Principal Financial and Accounting Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Williams	Chief Executive Officer, President, and Director	August 31, 2026
Christopher Williams	(Principal Executive Officer and Principal Financial and Accounting Officer)

/s/ Myra Luinstra	Director	August 31, 2026
Myra Luinstra

/s/ Edward Gaiennie	Director	August 31, 2026
Edward Gaiennie